SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NCR Corporation

(Name of Subject Company (Issuer))

NCR Corporation

(Names of Filing Persons (Issuer and Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

62886E108

(CUSIP Number of Class of Securities)

Robert Fishman

Senior Vice President and Chief Financial Officer

NCR Corporation

3097 Satellite Boulevard

Duluth, Georgia 30096

Telephone: (937) 445-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s) Filing Statement)

Copies to:

Andrew J. Pitts, Esq.

O. Keith Hallam, III, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

Telephone: (212) 474-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$1,000,000,000	$100,700

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase for not more than $1.0 billion in aggregate of shares of common stock of NCR Corporation

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, equals $100.70 per million of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by NCR Corporation, a Maryland corporation (“NCR” or the “Company”), to purchase for cash up to $1.0 billion of shares of common stock, par value $0.01 per share, of the Company (the “Shares”) pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $26.00 per Share and not greater than $29.50 per Share or (ii) purchase price tenders, in either case net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2015 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B).

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).

All information in the Offer to Purchase and the related Letter of Transmittal hereby is expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is NCR Corporation, a Maryland corporation, and the address of its principal executive office is 3097 Satellite Boulevard, Duluth, Georgia 30096. The telephone number at such principal executive office is (937) 445-5000.

(b) The title of the class of equity securities to which this Schedule TO relates is the common stock, par value $0.01 per share, of the Company. As of November 9, 2015, there were 170,277,395 Shares issued and outstanding and 16,849,159 Shares reserved for issuance under NCR’s equity compensation plans, of which up to a maximum of 7,127,067 Shares were issuable or otherwise deliverable in connection with the vesting of outstanding equity awards of the Company.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares; Dividends”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	Section 1 (“Number of Shares; Purchase Price; Proration”);

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 13 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);

•	Section 15 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 16 (“Extension of the Offer; Termination; Amendment”).

(b) The information in Section 12 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(e) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b) and (d) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

(a) and (b) The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a) The information set forth in the Offer to Purchase under Section 17 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements

(a) The information set forth in the Offer to Purchase under Section 10 (“Certain Financial Information”) is incorporated herein by reference.

Item 11.	Additional Information

(a) The information set forth in the Offer to Purchase under Section 10 (“Certain Financial Information”), Section 11 (“Certain Information Concerning NCR”), Section 12 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 13 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated November 13, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2015.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2015.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Summary Newspaper Advertisement, as published in The New York Times on November 13, 2015.*

(a)(5)(B)	Communication to Employees, issued November 12, 2015.*

(b)(1)	Credit Agreement, dated as of August 22, 2011, by and among NCR Corporation, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated August 22, 2011 (the “August 22, 2011 Form 8-K”)).

(b)(2)	Guarantee and Pledge Agreement, dated as of August 22, 2011, by and among NCR Corporation, the subsidiaries of NCR Corporation identified therein and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the August 22, 2011 Form 8-K).

(b)(3)	Incremental Facility Agreement, dated as of August 22, 2012, by and among NCR Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “Third Quarter 2012 Quarterly Report”)).

(b)(4)	Reaffirmation Agreement, dated as of August 22, 2012, by and among NCR Corporation, the subsidiaries of NCR Corporation identified therein, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Third Quarter 2012 Quarterly Report).

(b)(5)	Second Amendment, dated as of August 22, 2012, by and among NCR Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, relating to the Credit Agreement, dated as of August 22, 2011 and amended as of December 21, 2011, by and among NCR Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.3 to the Third Quarter 2012 Quarterly Report).

(b)(6)	Third Amendment, dated as of February 5, 2013, by and among NCR Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, relating to the Credit Agreement, dated as of August 22, 2011, as amended and restated as of August 22, 2012, by and among NCR Corporation, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(b)(7)	Credit Agreement, dated as of August 22, 2011, as amended and restated as of July 25, 2013, by and among NCR Corporation, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (the “Third Quarter 2013 Quarterly Report”)).

(b)(8)	Reaffirmation Agreement, dated as of July 25, 2013, by and among NCR Corporation, the subsidiaries of NCR Corporation identified therein, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Third Quarter 2013 Quarterly Report).

(b)(9)	First Amendment, dated as of December 4, 2013, to the Credit Agreement, dated as of August 22, 2011, as amended and restated as of July 25, 2013, among NCR Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as the administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated December 5, 2013 (the “December 5, 2013 Form 8-K”)).

(b)(10)	Incremental Facility Agreement, dated as of December 4, 2013, among NCR Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as the administrative agent (incorporated by reference to Exhibit 10.2 to the December 5, 2013 Form 8-K).

(b)(11)	Receivables Financing Agreement, dated as of November 21, 2014, by and among NCR Receivables LLC, as borrower, NCR Corporation, as servicer, PNC Bank, National Association, as administrative agent, and PNC Bank, National Association, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, Victory Receivables Corporation and the other lender parties from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated November 21, 2014).

(d)(1)	NCR Corporation’s Management Stock Plan (incorporated by reference to Exhibit 10.8 to NCR Corporation’s Annual Report on Form 10-K405 filed March 19, 1997).

(d)(2)	First Amendment to the NCR Management Stock Plan dated April 30, 2003 (incorporated by reference to Exhibit 10.4 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

(d)(3)	Amendment to NCR Management Stock Plan effective as of December 31, 2008 (incorporated by reference to Exhibit 10.17.2 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Annual Report”)).

(d)(4)	Form of Stock Option Agreement under the NCR Management Stock Plan (incorporated by reference to Exhibit 10.6.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2005) ((the “2005 Annual Report”)).

(d)(5)	Form of Restricted Stock Agreement under the NCR Management Stock Plan (incorporated by reference to Exhibit 10.6.4 to the 2005 Annual Report).

(d)(6)	NCR Corporation 2011 Amended and Restated Stock Incentive Plan (formerly the NCR 2006 Stock Incentive Plan, as amended and restated effective as of December 31, 2008) (the “2011 Stock Incentive Plan”) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated April 27, 2011).

(d)(7)	Form of 2009 Stock Option Agreement under the NCR Corporation 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of NCR Corporation dated December 12, 2008).

(d)(8)	Form of 2010 Stock Option Agreement under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

(d)(9)	Form of 2011 Stock Option Agreement under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2011).

(d)(10)	Amendment to the 2011 Restricted Stock Unit Agreement for William Nuti dated April 19, 2012 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation filed April 19, 2012).

(d)(11)	Form of 2012 Restricted Stock Unit Award Agreement for Non-Executive Employees under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the “First Quarter 2012 Quarterly Report”)).

(d)(12)	Form of 2012 Restricted Stock Unit Award Agreement for Executives under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the First Quarter 2012 Quarterly Report).

(d)(13)	Form of 2012 Performance Based Restricted Stock Unit Award Agreement for Non-Executive Employees under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the First Quarter 2012 Quarterly Report).

(d)(14)	NCR Director Compensation Program effective April 21, 2009 (incorporated by reference to Exhibit 10.7 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “First Quarter 2009 Form 10-Q”)).

(d)(15)	2009 Director Option Grant Statement under the NCR Director Compensation Program (incorporated by reference to Exhibit 10.8 to the First Quarter 2009 Form 10-Q).

(d)(16)	2009 Director Restricted Stock Unit Grant Statement under the NCR Director Compensation Program (incorporated by reference to Exhibit 10.9 to the First Quarter 2009 Form 10-Q).

(d)(17)	Amended and Restated NCR Change in Control Severance Plan effective December 31, 2008 (incorporated by reference to Exhibit 10.24.2 to the 2008 Annual Report).

(d)(18)	First Amendment to the Amended and Restated NCR Change in Control Severance Plan (incorporated by reference to Exhibit 10.6 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

(d)(19)	NCR Director Compensation Program Effective April 27, 2010 (incorporated by reference to Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (the “Second Quarter 2010 Quarterly Report”)).

(d)(20)	Form of 2010 Director Option Grant Statement (incorporated by reference to Exhibit 10.2 to the Second Quarter 2010 Quarterly Report).

(d)(21)	Form of 2010 Director Restricted Stock Unit Grant Statement (incorporated by reference to Exhibit 10.3 to the Second Quarter 2010 Quarterly Report).

(d)(22)	NCR Corporation 2013 Stock Incentive Plan (the “2013 Stock Incentive Plan”) (incorporated by reference to Appendix A to the NCR Corporation Proxy Statement on Schedule 14A for the NCR Corporation 2013 Annual Meeting of Stockholders).

(d)(23)	Form of 2013 Time-Based Restricted Stock Unit Agreement under the 2011 Stock Incentive and the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (the “First Quarter 2013 Quarterly Report”)).

(d)(24)	Form of 2013 Performance-Based Restricted Stock Unit Agreement under the 2011 Stock Incentive Plan and the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the First Quarter 2013 Quarterly Report).

(d)(25)	Form of 2014 Performance Based Restricted Stock Unit Award Agreement under the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of NCR Corporation for the quarter ended March 31, 2014 (the “First Quarter 2014 Quarterly Report”).

(d)(26)	Form of the 2014 Time Based Restricted Stock Unit Award Agreement under the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the First Quarter 2014 Quarterly Report).

(d)(27)	Form of 2014 Single-Metric Performance Based Restricted Stock Unit Award Agreement under the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the First Quarter 2014 Quarterly Report).

(d)(28)	NCR Director Compensation Program effective April 23, 2013, as amended effective February 24, 2014 (incorporated by reference to Exhibit 10.42 to the Annual Report on Form 10-K of NCR Corporation for the year ended December 31, 2014 (the “2014 Annual Report”).

(d)(29)	2014 Director Restricted Stock Unit Grant Statement under the NCR Director Compensation Program (incorporated by reference to Exhibit 10.42.1 to the 2014 Annual Report).

(d)(30)	Investment Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on the Form 8-K of NCR Corporation dated November 11, 2015).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.

Item 13.	Information required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NCR CORPORATION

By:
	Name:	Robert Fishman
	Title:	Senior Vice President and Chief Financial Officer

Dated: November 13, 2015

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 13, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2015.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2015.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Summary Newspaper Advertisement, as published in The New York Times on November 13, 2015.*

(a)(5)(B)	Communication to Employees, issued November 12, 2015.*

(b)(1)	Credit Agreement, dated as of August 22, 2011, by and among NCR Corporation, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated August 22, 2011 (the “August 22, 2011 Form 8-K”)).

(b)(2)	Guarantee and Pledge Agreement, dated as of August 22, 2011, by and among NCR Corporation, the subsidiaries of NCR Corporation identified therein and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the August 22, 2011 Form 8-K).

(b)(3)	Incremental Facility Agreement, dated as of August 22, 2012, by and among NCR Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “Third Quarter 2012 Quarterly Report”)).

(b)(4)	Reaffirmation Agreement, dated as of August 22, 2012, by and among NCR Corporation, the subsidiaries of NCR Corporation identified therein, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Third Quarter 2012 Quarterly Report).

(b)(5)	Second Amendment, dated as of August 22, 2012, by and among NCR Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, relating to the Credit Agreement, dated as of August 22, 2011 and amended as of December 21, 2011, by and among NCR Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.3 to the Third Quarter 2012 Quarterly Report).

(b)(6)	Third Amendment, dated as of February 5, 2013, by and among NCR Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, relating to the Credit Agreement, dated as of August 22, 2011, as amended and restated as of August 22, 2012, by and among NCR Corporation, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2013).

(b)(7)	Credit Agreement, dated as of August 22, 2011, as amended and restated as of July 25,2013, by and among NCR Corporation, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30,2013 (the “Third Quarter 2013 Quarterly Report”)).

(b)(8)	Reaffirmation Agreement, dated as of July 25, 2013, by and among NCR Corporation, the subsidiaries of NCR Corporation identified therein, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Third Quarter 2013 Quarterly Report).

(b)(9)	First Amendment, dated as of December 4, 2013, to the Credit Agreement, dated as of August 22, 2011, as amended and restated as of July 25, 2013, among NCR Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as the administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated December 5, 2013 (the “December 5, 2013 Form 8-K”)).

(b)(10)	Incremental Facility Agreement, dated as of December 4, 2013, among NCR Corporation, the lenders party thereto and JPMorgan Chase Bank, N.A., as the administrative agent (incorporated by reference to Exhibit 10.2 to the December 5, 2013 Form 8-K).

(b)(11)	Receivables Financing Agreement, dated as of November 21, 2014, by and among NCR Receivables LLC, as borrower, NCR Corporation, as servicer, PNC Bank, National Association, as administrative agent, and PNC Bank, National Association, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, Victory Receivables Corporation and the other lender parties from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated November 21, 2014).

(d)(1)	NCR Corporation’s Management Stock Plan (incorporated by reference to Exhibit 10.8 to NCR Corporation’s Annual Report on Form 10-K405 filed March 19, 1997).

(d)(2)	First Amendment to the NCR Management Stock Plan dated April 30, 2003 (incorporated by reference to Exhibit 10.4 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).

(d)(3)	Amendment to NCR Management Stock Plan effective as of December 31, 2008 (incorporated by reference to Exhibit 10.17.2 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Annual Report”)).

(d)(4)	Form of Stock Option Agreement under the NCR Management Stock Plan (incorporated by reference to Exhibit 10.6.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2005) ((the “2005 Annual Report”)).

(d)(5)	Form of Restricted Stock Agreement under the NCR Management Stock Plan (incorporated by reference to Exhibit 10.6.4 to the 2005 Annual Report).

(d)(6)	NCR Corporation 2011 Amended and Restated Stock Incentive Plan (formerly the NCR 2006 Stock Incentive Plan, as amended and restated effective as of December 31, 2008) (the “2011 Stock Incentive Plan”) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated April 27, 2011).

(d)(7)	Form of 2009 Stock Option Agreement under the NCR Corporation 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K of NCR Corporation dated December 12, 2008).

(d)(8)	Form of 2010 Stock Option Agreement under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2010).

(d)(9)	Form of 2011 Stock Option Agreement under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2011).

(d)(10)	Amendment to the 2011 Restricted Stock Unit Agreement for William Nuti dated April 19, 2012 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation filed April 19, 2012).

(d)(11)	Form of 2012 Restricted Stock Unit Award Agreement for Non-Executive Employees under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the “First Quarter 2012 Quarterly Report”)).

(d)(12)	Form of 2012 Restricted Stock Unit Award Agreement for Executives under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the First Quarter 2012 Quarterly Report).

(d)(13)	Form of 2012 Performance Based Restricted Stock Unit Award Agreement for Non-Executive Employees under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the First Quarter 2012 Quarterly Report).

(d)(14)	NCR Director Compensation Program effective April 21, 2009 (incorporated by reference to Exhibit 10.7 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “First Quarter 2009 Form 10-Q”)).

(d)(15)	2009 Director Option Grant Statement under the NCR Director Compensation Program (incorporated by reference to Exhibit 10.8 to the First Quarter 2009 Form 10-Q).

(d)(16)	2009 Director Restricted Stock Unit Grant Statement under the NCR Director Compensation Program (incorporated by reference to Exhibit 10.9 to the First Quarter 2009 Form 10-Q).

(d)(17)	Amended and Restated NCR Change in Control Severance Plan effective December 31, 2008 (incorporated by reference to Exhibit 10.24.2 to the 2008 Annual Report).

(d)(18)	First Amendment to the Amended and Restated NCR Change in Control Severance Plan (incorporated by reference to Exhibit 10.6 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2011).

(d)(19)	NCR Director Compensation Program Effective April 27, 2010 (incorporated by reference to Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (the “Second Quarter 2010 Quarterly Report”)).

(d)(20)	Form of 2010 Director Option Grant Statement (incorporated by reference to Exhibit 10.2 to the Second Quarter 2010 Quarterly Report).

(d)(21)	Form of 2010 Director Restricted Stock Unit Grant Statement (incorporated by reference to Exhibit 10.3 to the Second Quarter 2010 Quarterly Report).

(d)(22)	NCR Corporation 2013 Stock Incentive Plan (the “2013 Stock Incentive Plan”) (incorporated by reference to Appendix A to the NCR Corporation Proxy Statement on Schedule 14A for the NCR Corporation 2013 Annual Meeting of Stockholders).

(d)(23)	Form of 2013 Time-Based Restricted Stock Unit Agreement under the 2011 Stock Incentive and the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31,2013 (the “First Quarter 2013 Quarterly Report”)).

(d)(24)	Form of 2013 Performance-Based Restricted Stock Unit Agreement under the 2011 Stock Incentive Plan and the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the First Quarter 2013 Quarterly Report).

(d)(25)	Form of 2014 Performance Based Restricted Stock Unit Award Agreement under the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of NCR Corporation for the quarter ended March 31, 2014 (the “First Quarter 2014 Quarterly Report”).

(d)(26)	Form of the 2014 Time Based Restricted Stock Unit Award Agreement under the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the First Quarter 2014 Quarterly Report).

(d)(27)	Form of 2014 Single-Metric Performance Based Restricted Stock Unit Award Agreement under the 2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the First Quarter 2014 Quarterly Report).

(d)(28)	NCR Director Compensation Program effective April 23, 2013, as amended effective February 24, 2014 (incorporated by reference to Exhibit 10.42 to the Annual Report on Form 10-K of NCR Corporation for the year ended December 31, 2014 (the “2014 Annual Report”).

(d)(29)	2014 Director Restricted Stock Unit Grant Statement under the NCR Director Compensation Program (incorporated by reference to Exhibit 10.42.1 to the 2014 Annual Report).

(d)(30)	Investment Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on the Form 8-K of NCR Corporation dated November 11, 2015).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.